SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.6)*

                           Yardville National Bancorp
            ---------------------------------------------------------

                           Common Stock, no par value
            ---------------------------------------------------------

                                    985021104
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, and Amendment No. 5 was filed on August 16, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bankcorp., a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as Exhibit A and included herein in its entirety is a copy of a letter, dated November 9, 2005 from Lawrence B. Seidman, to Patrick M. Ryan, President and Chief Executive Officer, Yardville National Bancorp.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on November 9, 2005, the Reporting Persons owned beneficially an aggregate of 835,624 shares of Common Stock, which constituted approximately 7.73% of the 10,807,401 shares of Common Stock outstanding as of November 7, 2005 as reflected in Yardville National Bancorp's Earning Release dated October 20, 2005 and including the shares issued pursuant to the Form 8-K dated November 3, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock affected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     November 9, 2005                           /s/ Lawrence B. Seidman
     ----------------                           -------------------------------
          Date                                  Lawrence B. Seidman
                                                Power of Attorney pursuant
                                                to Joint Agreement dated
                                                July 26, 2004

                               LAWRENCE B. SEIDMAN
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108
                                November 9, 2005

Via Federal Express
Patrick M. Ryan, President/CEO
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ  08690

Dear Mr. Ryan:

     I write to you in regard to the consulting agreement dated February 18, 2005, which we jointly executed.

     I was unaware of and frankly surprised by the issues raised by the written agreement entered into by Yardville National Bank and the OCC. I have repeatedly offered to supply Yardville National Bank with advice and consultation about the many important issues that confront it. My offers of advice have been repeatedly ignored. Rather than embrace my expertise, which the Bank is paying for as a result of the referenced consulting agreement, the entire Board has decided to neither share information nor meet with me. Without such meetings, information, or dialogue, I have no ability to provide the entire Board with the advice that it needs.

     During the past several months, on no less than four separate occasions, I asked to meet with the entire Board of Directors in order to present my views. I was assured that the meeting would be arranged so that I would have an opportunity to provide the entire Board with input on various matters confronting it. However, the meetings were always canceled with excuses.

     Now, you have informed me that I will not be allowed to meet with the entire Board of Directors which apparently has no interest in receiving input from me. As a result, it is clear that Yardville National Bank has no need for my services and cannot justify continuing to pay me a fee. Therefore, I am returning the November consulting check to you.

     I suggest that we mutually agree to terminate the Agreement effective immediately. It makes no sense for Yardville National Bank to pay me for services you will not permit me to provide. Please countersign a copy of this letter to acknowledge that the Agreement is terminated.

                                                         Very truly yours,
AGREED & ACCEPTED
                                                         /s/ Lawrence B. Seidman
                                                         -----------------------
                                                         Lawrence B. Seidman
-----------------

                                    EXHIBIT A

                                   SCHEDULE A

                          DATE         COST
ENTITY                   PURCH       PER SHARE          COST         SHARES
---------------------  ----------   ------------   --------------   ---------
S&A                     8/15/2005        35.2225       136,522.41       3,876
S&A                     8/26/2005        34.8000        45,309.60       1,302
S&A                     9/23/2005        34.8154        45,260.00       1,300
Total                                                  227,092.01       6,478

SIP                     8/15/2005        35.2225        86,224.68       2,448
SIP                     8/26/2005        34.8000        30,206.40         868
SIP                     9/22/2005        34.8000        41,760.00       1,200
Total                                                  158,191.08       4,516

SIP II                  8/15/2005        35.2225        46,705.04       1,326
SIP II                  8/26/2005        34.8000        16,182.00         465
Total                                                   62,887.04       1,791

Pollack Invest Prtshp   8/15/2005        35.2225        39,519.65       1,122
Total                                                   39,519.65       1,122

Federal Holdings        8/15/2005        35.2225        32,334.26         918
Federal Holdings        8/26/2005        34.8000        10,788.00         310
Total                                                   43,122.26       1,228

Broad Park Investors    8/15/2005        35.2225        17,963.48         510
Broad Park Investors    8/26/2005        34.8000         5,394.00         155
Broad Park Investors    10/5/2005        33.8800     1,000,747.00*     29,538*
Total                                                   23,357.48         665

Pollack Dennis IRA     10/10/2005        33.7347        36,264.75       1,075
Total                                                   36,264.75       1,075

Pollack Diane IRA      10/10/2005        33.7800         1,689.00          50
Total                                                    1,689.00          50

Seidman Clients        10/17/2005        34.5392        17,269.60         500
Seidman Clients        10/17/2005        34.4733        34,473.25       1,000
Seidman Clients        10/17/2005        34.4733        34,473.25       1,000
Total                                                   86,216.10       2,500

Grand Total                                            678,339.37      19,425

* These shares were not purchased in the market but were purchased from a related entity and are excluded from the totals.